7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

January 9, 2015

VIA EDGAR

Ms. Sally Samuels, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:     Voya Variable Portfolios, Inc. (the “Registrant”) Registration Statements on Form N-14 (File Nos. 811-07651 and 333-200581 and 333-200572) (each, an “N-14” and, collectively, the “N-14s”)

Dear Ms. Samuels:

This letter responds to comments you and Mr. Tony Burek provided to Kristen Freeman of Voya Investment Management and Corey Rose of Dechert LLP via telephone today on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in connection with the Pre-Effective Amendments to registration statements on Form N-14 filed by the Registrant as of January 8, 2015 with respect to the proposed reorganizations of: (1) Voya Global Resources Portfolio with and into Voya Global Value Advantage Portfolio (“GVA”) (the “Global Resources Reorganization”); and (2) Voya International Value Portfolio with and into GVA (the “International Value Reorganization” and, collectively with the Global Resources Reorganization, the “Reorganizations”). Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the respective N-14s.

In your comments, you, on behalf of the Staff, asked the Registrant to commit to correct certain footnote references in the pro forma capitalization tables in each N-14 in a post-effective amendment to each N-14. The Registrant hereby commits to making the revisions you requested in a post-effective amendment to each N-14, which the Registrant intends to file as soon as practicable after the effectiveness of the N-14s.

The Registrant hereby acknowledges that: (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings and the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. This acknowledgement hereby supersedes any similar prior acknowledgements the Registrant has made with respect to the N-14s described in this letter or the amendments thereto.

20576010.1

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666 or Kristen Freeman at 480.477.2650. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

Voya Investment Management

Secretary

Voya Variable Portfolios, Inc.

cc:	Jeffrey S. Puretz, Esq.

Corey F. Rose, Esq.

Dechert LLP